Item 77I DWS Alternative Asset Allocation Plus Fund (a series of DWS Market Trust)

At a Board meeting held on November 19, 2010, the creation of Class R for DWS Alternative Asset Allocation Plus Fund (the
?Fund?) was approved. Class R shares for the Fund became effective on June 1, 2011.




 For internal use only
E:\Electronic Working Files\NSAR\2010\12-31-10\DWS
Institutional Funds (Semi)
Comm & Daily\03-Exhibits\Exhibit 77I ECS New Classes.Doc
 For internal use only

 For internal use only